April 30, 2026

Avraham Dreyfuss
Chief Financial Officer
FORTRESS CREDIT REALTY INCOME TRUST
1345 Avenue of the Americas
New York, NY. 10105

       Re: FORTRESS CREDIT REALTY INCOME TRUST
           Form 10-K for the year ended December 31, 2025
           Filed on March 24, 2026
           File No. 000-56685
Dear Avraham Dreyfuss:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2025
Item 15. Exhibits and Financial Statement Schedules, page 156

1. In future filings please revise Exhibits 31.1 and 31.2 to include the internal control over financial reporting language in the introductory portion of paragraph 4 of the Section 302 certification.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
 April 30, 2026
Page 2

                 Office of Real Estate & Construction